August 22, 2025

Christa Marvelli
President
American Express Credit Account Master Trust
115 W Towne Ridge Pkwy, Room 454
Sandy, Utah 84070
Sandy, Utah 84070

        Re: American Express Credit Account Master Trust
            American Express Receivables Financing Corporation III LLC Registration Statement on Form SF-3
            Filed July 25, 2025
            File Nos. 333-288939 and 333-288939-01
Dear Christa Marvelli:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
Use of Proceeds, page 60

1.     We note your disclosure that American Express Receivables Financing
Corporation
       III LLC ("RFC III") will receive the net proceeds from the sale of certificates and will use those proceeds to purchase additional receivables from American
Express
       National Bank ("AENB") or for its general company purposes, including repayment of loans made by AENB to RFC III. Please revise to clarify whether any of the proceeds from the offering will be used by the issuing entity or if all net proceeds will be paid directly to RFC III to use for its own purposes. If the issuing entity will use a portion of the proceeds, revise to disclose how the issuing entity intends to use the proceeds, including the approximate amount intended to be used for each such purpose. Refer to Item 504 of Regulation S-K. If the issuing entity will not use any of
 August 22, 2025
Page 2

       the proceeds, revise to clarify whether the payment of net proceeds directly to RFC III will result in a reduction of the Transferor Amount.
Series Provisions
Interest Payments, page 62

2. The website address listed in the definition of "FRBNY's Website" on page 66 does not appear to be a functioning website. Please revise your disclosure to provide the correct website address for accessing the applicable SOFR rates on the Federal
       Reserve Bank of New York's website. Please also revise any references included in any applicable transaction documents filed as exhibits to the registration statement.
The Trustee, page 113

3. We note your disclosure that the holders of a majority of investor certificates have the right to direct the time, method or place of conducting any proceeding for any remedy available to the trustee under the pooling and servicing agreement. We also note
       Exhibit 4.1 Section 13.03 provides limitation on rights of certificateholders to institute a proceeding, including the numerous conditions required, such as offering to indemnify the trustee. However, please clarify if certificateholders have the same limitations if they were to institute proceedings against the trustee for not meeting its responsibilities set forth in the PSA.
Forward-Looking Statements, page 140

4. We note your statement that you undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.
General

5. Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to
       General Instruction I.A.2. of Form SF-3.
6. We note throughout your form of prospectus that you use conditional and/or future language to describe certain structural and other features that may be included, specified, or described in a "related supplement." For example, your disclosure under the section entitled "The Pooling and Servicing Agreement Generally - Funding
       Period" provides that "[f]or any series, the related supplement may specify" that certain conditions may be present during a Funding Period and that the "related supplement will specify the initial invested amount for such series..." We also note that recent prospectuses filed pursuant to Rule 424(b) include the same conditional and/or future language, but the prospectuses themselves do not appear to provide deal-
       specific disclosure related to the features. The language appears to suggest that your prospectus is a form of base prospectus where an accompanying prospectus supplement with specific terms related to a series of certificates will be included.
 August 22, 2025
Page 3

       Please revise as necessary throughout your prospectus to make clear that your registration statement includes a single form of prospectus. Refer to General
       Instruction IV of Form SF-3.
7. Relatedly, the registration statement should fully describe the assets, structural features, credit enhancement, or other features reasonably contemplated at the time of effectiveness, except for information that is not known or reasonably available.
       See Section III.A.3.b. of the 2004 Regulation AB Adopting Release (Release No. 33-
       8518) (Dec. 22, 2004). Accordingly, such conditional and/or future language should be replaced throughout to include actual descriptions (bracketed if necessary) of any such features reasonably contemplated at present with respect to the certificates to be offered through this prospectus. To the extent any such features are not intended to be used, they should be removed.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Hodan Siad at 202-679-7829 or Kayla Roberts at 202-551-3490 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Structured Finance